January 9, 2006
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Attention: John Cash, Accounting Branch Chief

Re:	Teledyne Technologies Incorporated Form 10-K for year ended January 2, 2005 Filed March 2, 2005 File #1-15295
Dear Mr. Cash:
     Teledyne Technologies Incorporated hereby responds to the comment letter dated (and received on) December 22, 2005, related to the above-referenced filing, as follows. The numbered paragraphs below correspond to the numbered comments in the comment letter.
Form 10-K for the year ended January 2, 2005
Item 7, Management’s Discussion and Analysis, page 29
Results of Operations, page 31
1.	To the extent practicable, quantify the impact of each factor you identify as affecting your overall results of operations as well as your segment results.
RESPONSE:
We believe that we have identified material factors affecting our results of operations and segment results, and to the extent material have quantified such factors. However, in future filings we will reexamine factors affecting our results and will quantify the impact to the extent material.
Critical Accounting Policies, page 46
2.	We believe that your disclosures under critical accounting policies should not merely reiterate your accounting policies but should address and discuss the material assumptions underlying your estimates and the potential impact of changes in your estimates. Please revise. See Release No. 33-8350.

Securities and Exchange Commission
January 9, 2006

RESPONSE:
We believe that our disclosures of critical accounting policies address and discuss material assumptions underlying estimates and the potential impact of changes in estimates. We have identified seven critical accounting policies: Revenue Recognition; Impairments of Long-Lived Assets; Accounting for Income Taxes; Inventories and Related Allowance for Obsolete and Excess Inventory; Aircraft Product Liability Reserve; Accounting for Pension Plans and Accounting for Business Combinations. While, we acknowledge that the Revenue Recognition critical accounting policy description on pages 46 to 47 is the same as the accounting policy description on page 66, we believe this is responsive to the requirements of both sections. Although the accounting policy on Revenue Recognition on page 66 could be less detailed, to be all-inclusive we chose to be repetitive. The other six critical accounting policies are not reiterations of the accounting policy section.
We believe our critical accounting policy section describes the more significant judgments and estimates used in the preparation of our financial statements and to the extent practicable, state the material impact of the estimates and assumptions on the company’s financial condition or operating performance. The potential impact of changes to our assumptions can be determined in many cases by reference to other sections of our Form 10-K and we may consider cross referencing to those sections in future filings. In future filings, we will reexamine our critical accounting policy disclosures to provide additional disclosures where appropriate.
Note 2. Summary of Significant Accounting Policies, page 65
Revenue Recognition, page 66
3.	Please note that you should present a roll-forward of your warranty reserve for each period presented in accordance with paragraph 14 b. of FIN 45.
RESPONSE:
We interpreted the “reporting period” under FIN 45, Par. 14 b to be two years for warranty reserves similar to other balance sheet accounts which is two years. However, in future filings we will present a roll-forward of our warranty reserve for three years.
Net Income Per Common Share, page 67
4.	Please revise to disclose the number of contingent shares that could be issued under your various compensation plans as well as outstanding stock options that were not included in the diluted earnings per share calculation because their effect would be anti-dilutive. Refer to paragraph 40 c of SFAS 128.

Securities and Exchange Commission
January 9, 2006

RESPONSE:
The following information for 2004 is provided below. In future filings we will provide a similar disclosure paragraph in the net income per common share footnote to the consolidated financial statements.
Stock options to purchase 38,917 shares, 1,034,115 shares and 1,187,928 shares of common stock at fiscal year end 2004, 2003, and 2002, respectively, did not affect the computation of diluted EPS. The exercise prices for these options were greater than the average market price of the Company’s common stock during the respective years.
Stock options to purchase 3,443,549 shares, 2,519,470 shares and 2,204,559 shares of common stock at fiscal year end 2004, 2003, and 2002, respectively, had exercise prices that were less than the average market price of the Company’s common stock during the respective periods and are included in the computation of diluted EPS.
In addition, 55,937 and 152,891 contingent shares of the Company’s common stock under two compensation plans were excluded from fully diluted shares outstanding for 2004 and 2003, respectively, since performance conditions for issuance were not expected to be met. No amounts were excluded under these plans for 2002.
Goodwill and Acquired Intangible Assets, page 69
5.	We note that your impairment policies for goodwill and indefinite-lived intangible assets state that you compare the fair value of your reporting units to their carrying value. It is not clear to us how your disclosed policy complies with paragraphs 17 and 19-22 of SFAS 142. Please confirm to us that impairment analyses performed in accordance with paragraphs 17 and 19-22 of SFAS 142 would not result in any changes to the financial statements presented. Please also confirm to us that you separately assess goodwill and each indefinite-lived intangible asset for impairment. In addition, please ensure that your disclosed accounting policies comply with SFAS 142 and that your critical accounting policies in MD&A fully address how you separately assess and determine the fair value of goodwill and each indefinite-lived intangible asset.
RESPONSE:
We believe that we have performed our impairment analysis in accordance with SFAS 142. We confirm that our impairment analyses performed in accordance with paragraphs 17 and 19-22 of SFAS 142, would not result in any changes to the financial statements presented.

Securities and Exchange Commission
January 9, 2006

We confirm that we separately review goodwill for each reporting unit and each indefinite-lived intangible asset. We also test goodwill for each reporting unit and each indefinite-lived intangible asset on an annual basis. We review goodwill and indefinite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.
•	The only indefinite-lived intangible assets we have are trademarks. The values assigned to acquired indefinite-lived intangible assets for trademarks are determined, as of the date of acquisition, based on estimates and judgments regarding expectations for the estimated future discounted net cash flows. If the actual future net cash flows differ significantly from their estimates, we may be required to record an impairment charge to write down the identifiable intangible assets to their realizable value.

•	The values assigned to goodwill equals the amount of the purchase price of the business acquired in excess of the sum of the amounts assigned to identifiable acquired assets, both tangible and intangible, less liabilities assumed. Our annual test of goodwill for impairment uses a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. We recognize an impairment charge for any amount by which the carrying amount of a reporting unit’s goodwill exceeds its fair value. We use discounted cash flows to establish fair values.
In future filings we will provide additional disclosures in our accounting policies and critical accounting policies that more fully address our methodologies for separately assessing and determining the fair value of goodwill and each indefinite-lived intangible asset.
6.	Please tell us how you determine that your reporting units were your business segments. Refer to paragraph 30 of FAS 142.
RESPONSE:
In accordance with SFAS No. 142 we perform the two step process to identify reporting units. The first step to determine the reporting units was to identify Teledyne’s operating segments and to make sure that those operating segments are not aggregations of multiple operating segments.
•	Teledyne reports its financial information under four operating segments (as defined under paragraph 10 of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information): Electronics and Communications, Systems Engineering Solutions, Aerospace Engines and Components and Energy Systems. Each operating segment, with the exception of Energy Systems has goodwill.

Securities and Exchange Commission
January 9, 2006

•	The internal reporting structure for Teledyne provides discrete financial data by the four operating segments noted above. It further provides product line data below the operating segment level. The Teledyne chief operating decision maker regularly reviews the operating results of each segment to assess their performance and for the purposes of allocating resources to each segment (such as capital and research and development spending). As noted in SFAS No.131, an enterprise may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.

•	We concluded that the four operating segments are consistent with the format of the monthly financial reporting package and with the data regularly reviewed by management and presented to the board of directors and are not aggregations of multiple operating segments.
The next step is to determine whether the reporting unit should be identified at the operating segment or the component level.
•	Under SFAS No. 131, a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Segment management consists of one or more segment managers.

•	Each operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. This is clearly the case for all four of our operating segments. The components (product lines) under each of these segments are not considered reporting units under SFAS No. 142 as they have similar economic characteristics with the other components (product lines) within the segment.

•	Based on the above, Teledyne determined that for purposes of SFAS No. 142 it has four reportable units which are the same as the operating segments for SFAS No. 131.
Teledyne has determined that there are no reportable units below the operating segment level because the components of each operating segment are deemed to have similar economic characteristics, product characteristics and customer bases. Factors considered were as follows:
•	The nature of the products and services

•	The nature of the production processes

•	The type or class of customer for their products and services

•	The methods used to distribute their products or provide their services

Securities and Exchange Commission
January 9, 2006

7.	Please provide a roll-forward of goodwill for each period you present a balance sheet by reportable segment as required by paragraph 45 c. of SFAS 142.
RESPONSE:
In the table below we have provided the roll-forward of goodwill in a format we will provide in future filings.

	2004			2003
		Acquisitions/			Acquisitions/
	Balance at	purchase	Balance	Balance at	purchase	Balance
	beginning of	accounting	at end of	beginning	accounting	at end of
(in millions)	year	adjustments	year	of year	adjustments	year
Electronics and Communications	$53.9	$109.8	$163.7	$42.0	$11.9	$53.9
Systems Engineering Solutions	1.6	—	1.6	1.6	—	1.6
Aerospace Engines and Components	0.7	—	0.7	0.7	—	0.7
Energy Systems	—	—	—	—	—	—

Total	$56.2	$109.8	$166.0	$44.3	$11.9	$56.2

Note 4. Business Combinations and Discontinued Operation, page 73.
8.	We note that you have only included pro forma results related to your acquisition of Isco, Inc. Please tell us what consideration you gave to including pro forma results related to the other acquisitions that took place during 2004. Reference paragraphs 54 and 55 of SFAS 141.
RESPONSE:
The acquisition of Isco, Inc. was the only acquisition during 2004 which was considered a material business combination. We defined a material business combination using the criteria provided under SX Rule 1-02 “Significant Subsidiary”. The criteria used was if the purchase price exceeded 10% of Teledyne’s total assets, or if the acquisition’s total assets exceeded 10% of Teledyne’s total assets, or if the income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle exceeded 10% of such income of Teledyne, we would have provided pro forma results for that acquisition. None of our acquisitions exceeded these 10% thresholds except for the acquisition of Isco, Inc. Additionally, we reviewed whether the aggregate impact of individually insignificant businesses exceeded 50% of the above 3 tests under SX Rule 3-05. The combinations of our acquisitions did not exceed this threshold, therefore we did not provide pro forma results for our insignificant acquired businesses.

Securities and Exchange Commission
January 9, 2006

Exhibits 31.2 and 31.2
9.	We note that your certifications where you are instructed to insert the identity of the certifying individual include the title for such individual. In addition, we note that you have included references to the “annual report”. The language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. Please ensure that in future filings, your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.
RESPONSE:
In future filings, we will ensure that the certification language conforms exactly to the requirements of Section 302 of Sarbanes-Oxley Act and applicable rules. In addition, as requested, attached to this letter are separate statements of our certifying officers (Robert Mehrabian and Dale A. Schnittjer) representing that they are signing all such certifications in their personal capacity.
     We appreciate your comments and look forward to working towards the Commission’s goal of greater transparency and information content in periodic reports.
     If you have any questions regarding this response letter, please contact the undersigned at 310-893-1611 or, in my absence, Susan L. Main, Vice President and Controller of the Company, at 310-893-1620.

Very truly yours,
/s/ DALE A. SCHNITTJER
Dale A. Schnittjer
Senior Vice President and Chief Financial Officer

Attachments

Securities and Exchange Commission
January 9, 2006

STATEMENT OF ROBERT MEHRABIAN
I, Robert Mehrabian, Chairman, President and Chief Executive Officer, of Teledyne Technologies Incorporated (the “Company’), hereby represent to the Securities and Exchange Commission, that I have signed all certifications required by Section 302 of the Sarbanes-Oxley Act and applicable rules in my personal capacity, including the certification contained in Exhibit 31.1 of the Company’s Form 10-K for the year-ended January 2, 2005.
Date: January 9, 2006

/s/ ROBERT MEHRABIAN
Robert Mehrabian

STATEMENT OF DALE A. SCHNITTJER
I, Dale A. Schnittjer, Senior Vice President and Chief Financial Officer, of Teledyne Technologies Incorporated (the “Company’), hereby represent to the Securities and Exchange Commission, that I have signed all certifications required by Section 302 of the Sarbanes-Oxley Act and applicable rules in my personal capacity, including the certification contained in Exhibit 31.2 of the Company’s Form 10-K for the year-ended January 2, 2005.
Date: January 9, 2006

/s/ DALE A. SCHNITTJER
Dale A. Schnittjer